P.O. Box 3001 • One Convenience Blvd., Ankeny, Iowa 50021-8045 • 515-965-6100

May 22, 2007

Mr. William Choi

Branch Chief

Mail Stop 3561

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

RE:	Casey’s General Stores, Inc.
File No. 0-12688

Dear Mr. Choi:

This letter is being written in response to your letter to me of April 26, 2007, in which you provided several staff comments concerning our last Form 10-K and Form 10-Q filings. In the numbered paragraphs that follow, I have set forth each of the staff’s comments (in bold face type) followed by my response (in italics):

1. We note your tabular presentation of selected financial data for the last three fiscal years. In future filings, please revise your presentation to provide this information for each of the last five fiscal years. Refer to Item 301(a) of Regulation S-K.

Your comment has been noted, and in future filings we will include tabular presentation of selected financial data for each of the last five fiscal years.

2. In future filings, please revise your presentation of the contractual obligations table to conform exactly to the tabular format prescribed by paragraph (a)(5)(i) of Item 303 of Regulation S-K. In this regard, we note your present maturity categories for your contractual obligations: 2007, 2008, 2009, 2010, 2011 and thereafter do not comply with the prescribed requirements.

Your comment has been noted, and in future filings we will conform our presentation of the contractual obligations table to the tabular format prescribed in Item 303 of Regulation S-K.

3. We note that you present cost of goods sold exclusive of depreciation and amortization. Please revise the description of the “Cost of goods sold” line item to comply with the requirements of SAB Topic 11:B.

Your comment has been noted, and in future filings we will revise the description of the “costs of good sold” line item to comply with the requirements of SAB Topic 11:B. The description of the line item will read “Cost of goods sold (exclusive of depreciation shown separately below)”.

4. We note that commencing January 5, 2006, you purchased 51 Gas’ N Shop convenience stores from a single-owner, 66-store chain headquartered in Lincoln, Nebraska. We note further that under the Asset Purchase Agreement (the “Agreement”), the seller is allowed to make an immediate sale of any or all of the stores or to lease any of the stores to you for a period of five years and grants to the seller an option at any time during that five-year period to require you to purchase any leased store and pay the applicable purchase price upon forty-five days notice. Please address the following:

•

Describe to us in detail the underlying business reason that the Agreement was structured in a manner that permitted the seller the option to either make an immediate sale or to lease any of the stores to you for a period of five years;

•

Provide us with the basis for your conclusion that the transaction should be recorded under the purchase method of accounting. In your response, specifically address what consideration, if any, was given to the fact that most of the stores included in the Agreement were subject to monthly lease payments as opposed to an immediate sale and how, if at all, this was factored into your accounting for this transaction. Cite any applicable accounting literature in your response;

•	Please tell us and expand your disclosure in future filings to identify the number of stores that have been purchased to date under the Agreement and the number of stores that continue to be leased;

•

Please explain your accounting treatment of the monthly payments you make to the seller for those stores under lease and identify the line item in your financial statements where the payments are reported.

The lease option in the asset purchase agreement was requested by the seller, for what we understand were largely personal income tax reasons. The terms were acceptable to Casey’s because the 6% interest rate in the lease was in line with market conditions at the time, and it enabled us to avoid arranging bank or other debt and related debt issuance costs (in the range of $50,000—200,000) that otherwise would have been incurred.

Purchase accounting was applied to the transaction based on our conclusion regarding the applicability of EITF 98-3, which supports the conclusion that we purchased a business (as it is defined therein) and that this was a business combination. The specific factors we considered under EITF 98-3 were as follows:

Paragraph 6 of EITF 98-3 states,

“A business is a self sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of a) inputs, b) processes applied to those inputs, and c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its output to customers.”

Considering the structure of the convenience stores we were acquiring, we determined that we were acquiring inputs, processes and outputs.

Related to inputs, we acquired stores, land, and equipment. We also purchased most of the inventory at each store and acquired the rights and relationships with vendors for continued receipt of goods where applicable. We also retained the vast majority of the store level employees, including six of ten supervisor level employees at the time of purchase.

Regarding processes, we obtained the ability to merchandise all of the goods and services offered by each retail location acquired.

Considering outputs, we obtained access to the customers who frequented the store locations acquired.

The transferred set of activities and assets mentioned above enabled Casey’s to sustain a revenue stream after the transaction took place.

As a result of the consideration of the items noted above, we concluded we were acquiring a business for which purchase accounting should be applied.

We gave consideration to the fact that the most of the stores included in the transaction were initially subject to a lease with the seller. We considered the terms of the “leases”, which call for interest only payments until the end of the five year term, or earlier if called by the seller, and then payment of the store selling price in full. We concluded that in substance this represents a financing agreement with the seller, such that we have categorized the payable due to seller as a debt instrument on our balance sheet. Furthermore, because the arrangement contains a call provision for the seller that can trigger the debt to be due at any time in the five year period, we have classified this payable as a current liability. We also considered the accounting impact of the leases, under SFAS 13. Specifically, each of the leases met the criteria to be capitalized based on par. 7a as the Agreement called for the legal transfer of the property at the end of the five year term, or at any time earlier if the seller elected, at the full purchase price. During the term of the lease prior to transfer of the property and payment of the full purchase price, the leases call for monthly payments based upon 6% of the sale value being financed. As the leases would meet the criteria as capital leases, we would record the assets and related obligations in the application of purchase accounting for the transaction (similar to how we have presently treated the transaction as a financing). As additional clarity we should note that we pay all maintenance costs, improvement costs, insurance costs, and other ongoing costs. The seller’s only involvement is the underlying financing for those stores that are under lease. The stores under lease are subject to the terms of the sale agreement and the sale of them is not cancelable or avoidable by either party.

As of April 30, 2007, 18 stores had been purchased under the agreement and 33 were still being leased/financed. We will update this information in future filings.

The monthly payments for stores under lease are calculated based on 1/12 of 6% of the sale amount of those stores being financed. We have considered such payments as interest and they are reported in interest expense in the income statement.

5. We note that you state your disclosure controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Your comment has been noted, and in future filings we will add the clarification described in your comment concerning our disclosure controls and procedures.

6. We note your statement that “there can be no assurance that [your] disclosure controls and procedures will detect or uncover all failures of persons within the Company and its consolidated subsidiaries to disclose material information otherwise required to be set forth in [your] report.” Please confirm, if true, that your controls and procedures were designed at the reasonable assurance level and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. If so, please revise your disclosure accordingly in future filings. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures included in your current disclosure. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

The sentence referenced in this comment was included in our Form 10-Q filing for cautionary purposes only, and not in an effort to describe the level of assurance our senior management has in our disclosure controls and procedures. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and our CEO and I have concluded that they are effective. In future filings, we will remove the referenced sentence so as to avoid any impression that we are making a specific comment on the level of assurance provided by our disclosure controls and procedures.

As you requested, I also want to acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in our filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope this information adequately responds to your comments. Should you have any additional questions, or need any additional information, please don’t hesitate to contact me.

Yours very truly,

/s/ William J. Walljasper
William J. Walljasper
Senior Vice President and
Chief Financial Officer